Filed by Wachovia Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: SouthTrust Corporation
Commission File No.: 0-3613

Date: June 22, 2004

This filing contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to each of Wachovia Corporation, SouthTrust Corporation and the combined company following the proposed merger between Wachovia and SouthTrust, as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including, without limitation, (i) statements relating to the benefits of the merger, including future financial and operating results, cost savings, enhanced revenues and the accretion to reported earnings that may be realized from the merger, (ii) statements relating to the benefits of the retail securities brokerage combination transaction between Wachovia and Prudential Financial, Inc. completed on July 1, 2003, including future financial and operating results, cost savings, enhanced revenues and the accretion of reported earnings that may be realized from the brokerage transaction, (iii) statements regarding certain of Wachovia’s and/or SouthTrust’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iv) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s control).

The following factors, among others, could cause Wachovia’s or SouthTrust’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and SouthTrust in connection with the merger or the businesses of Wachovia and Prudential in the brokerage transaction will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger or the brokerage transaction may not be fully realized or realized within the expected time frame; (3) revenues following the merger or the brokerage transaction may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger or the brokerage transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of Wachovia’s and SouthTrust’s shareholders to approve the merger; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or SouthTrust conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s and/or SouthTrust’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) inflation, interest rate, market and monetary fluctuations; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities. Additional factors that could cause Wachovia’s and SouthTrust’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and SouthTrust’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning Wachovia or the proposed merger or other matters and attributable to Wachovia or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and SouthTrust do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

The proposed merger will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration, and Wachovia and SouthTrust will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed merger with the SEC. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and SouthTrust, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.wachovia.com under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports—SEC Filings”. You may also obtain these documents, free of charge, at www.southtrust.com under the tab “About SouthTrust”, then under “Investor Relations” and then under “SEC Documents”. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782, or to SouthTrust Corporation, P. O. Box 2554, Birmingham, AL 35290, (205)-254-5187.

Wachovia and SouthTrust, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and SouthTrust in connection with the proposed merger. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in the proxy statement, dated March 15, 2004, for Wachovia’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of SouthTrust and their ownership of SouthTrust common stock is set forth in the proxy statement, dated March 8, 2004, for SouthTrust’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

THE FOLLOWING IS A TRANSCRIPT OF THE WACHOVIA/SOUTHTRUST

ANALYST/INVESTOR CONFERENCE HELD ON JUNE 21, 2004

Operator

Good morning. At this time I would like to welcome everyone to the Wachovia Corporation conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks there will be a question-and-answer period. (OPERATOR INSTRUCTIONS). Ms. Lehman, you may begin your conference.

Alice Lehman - Wachovia - Director - IR

Thank you operator. This is Alice Lehman, Director of Investor Relations and I’d like to welcome you and thank you for joining us on this call. We are excited about this morning’s announcement regarding the merger of Wachovia and SouthTrust. On the call with us today are Wallace Malone, Chairman and CEO of SouthTrust Corporation; Ken Thompson, Wachovia’s Chairman, President and CEO; and Bob Kelly, Wachovia’s CFO, as well as other members of our respective management team. During the call Wallace, Ken and Bob will review the transaction we announced this morning, and then we will open up the lines for Q&A.

But before I turn this over to them to get started, I of course have to make a few housekeeping details. Please limit yourself to one question and one follow-up question to allow as many people as possible to participate in the Q&A. In addition, please identify yourself and your firm before asking your question. We will make a replay of this conference call available beginning at 12:30 PM Eastern time today through 11:00 PM Eastern time on July 21st. The number to call for the replay is area code 706-645-9291 and the pass code is 8279509.

The subject matter discussed in this investor presentation will be addressed in a joint proxy statement/prospectus to be filed with the Securities and Exchange Commission. When it becomes available we urge you to read it because it will contain important information. Information regarding the participants in the proxy solicitation is contained in our annual proxy material filed with the SEC. That document and other SEC filings can be obtained for free at the SEC’s website and from Wachovia and SouthTrust.

Finally, let me remind you that any forward-looking statements made during this presentation are subject to risks and uncertainties. Factors that could cause our results to differ materially from any forward-looking statements are set forth in our public reports filed with the SEC including our current report on form 8-K, dated June 21, 2004. Now it is my pleasure to introduce Wallace Malone to get us started this morning. Wallace.

Wallace Malone - SouthTrust - Chairman & CEO

Thank you, Alice. I want to thank all of you nice people for joining us on this bright and wonderful morning. Let me take two or three minutes and give you a few comments. I was one of the original organizers of SouthTrust Bank in 1972. I began as President and Chief Operating Officer and have basically run the holding company since we organized. I have been Chief Executive Officer for nearly 25 years. During this time I’ve been fortunate enough to see SouthTrust grow from a $500 million holding company in 1972 to the $53 billion company that we are today. I’ve seen SouthTrust grow from about $5 million in net income in ‘72 to way beyond $700 million today. And finally, I have seen the total market value of SouthTrust grow from about $40 million to about $11.5 billion as of last week and possibly $14 billion plus today.

During this time we have been one of the most consistently profitable banks in the country and have increased our earnings some 53 consecutive quarters. In our 32 year history we have had only two down years, and in those two years we were only down about five percent or so. While my family and I own a fair number of shares, what is really noteworthy is that I have never sold a share of stock in SouthTrust in all of these years. SouthTrust has proven to be by far the best investment that I have ever had.

If you had bought 1,000 shares of SouthTrust for about $63,000 in 1972 and had just reinvested your dividends, you would probably have somewhere around $10 million today. As I move toward the end of my forty-six years in the banking business, I have been both fortunate and very blessed. I have a change in control agreement which has been in place for a great many years and under which I receive a sum of money when I retire from Wachovia in the not too distant future. It is my intention to contribute all of these funds and more to a charitable foundation whose primary focus will be education.

I have made a lot of money in my life both in and outside of the banking business, and I now want to see if I can help some young people get a better start in life. Now let’s talk about what attracted me to Wachovia. There were four things. First, the strength of Wachovia’s franchise and the demographics of their footprint are outstanding. SouthTrust appeared to me to be in an excellent position to expand Wachovia’s footprint into some very high and very attractive markets, Texas just to mention one of them.

Second, Wachovia has the ability to significantly leverage our alliance of business and our market position. They have the ability to offer a much broader array of financial products and they have an excellent sales culture. Third, there is good cultural compatibility between our two organizations as well as our management teams. We both do business in much the same way in the same markets. Both organizations have the same high level of customer focus and ethics. Fourth, I personally think that Wachovia’s stock price is undervalued, and I therefore think that the upside potential is excellent.

I fully believe that SouthTrust can bring a lot to the table in helping Wachovia reach its real potential. As a competitor I watched Ken and his executives very carefully as they merged First Union to Wachovia. They did a first-rate job in merging two large and widespread organizations. There appeared to be very little fallout, and as a likely competitor I ought to know. In the forty-six years that I have been in the banking business I would challenge you to find any other really large bank that has had such a smooth integration with such a minor loss of business. They have either met or exceeded every one of their originally stated goals. And all of this was accomplished during a global recession and the tragedy of 9/11. This whole thing impressed me.

I am very well convinced that our people and Wachovia’s people clearly have the ability to integrate these franchises in a proper and most efficient manner. I am deeply convinced of the ability to leverage Wachovia’s core strengths to drive considerable additional value out of this combination and to do all of this while maintaining a high level of customer service, which is very important. This combined investment and the merger has a lot of upside potential.

We both firmly believe that we will have without a doubt the best franchise in the best markets in this country, and we are shortly going to set about proving it. We are all strongly committed to maintaining our legacy of consistent and outstanding performance. Now let me say again to all of you and again, I thank you for your time, your consideration and your support. I would now like to turn it over to Ken Thompson to make some comments and observations.

Ken Thompson - Wachovia - Chairman, CEO, & President

Thank you Wallace, and I would also like to thank everyone on the phone for joining us this morning on very short notice. I too am very excited about the future as SouthTrust and Wachovia join forces. Wallace Malone will be joining Wachovia’s Board of Directors following the merger and on behalf of our Board and myself, I would like to enthusiastically welcome him aboard. Wallace and I have known each other for some time, and we’ve gotten to know each other well as we’ve talked about this merger. We believe we are creating an unbeatable combination in the heart of our Southern banking franchise. Combined, we believe there will be no one who can touch us. We will be in some of the nation’s highest growth markets with an extremely flexible business model that has shown tremendous resilience and great upside potential in a growing economy.

We’ll have unmatched customer service, leadership and a tremendous cultural fit. This is not a deal that we had to do. It is a deal that is compelling due to its financial rewards, its excellent fit for our long-term growth strategies and its very low integration risk. We’ve competed for a long time, and we know we have very similar middle market, small-business and retail marketing and service philosophies. We share an emphasis on putting customer needs first and foremost. We are both committed to the growth and development of our people and our communities. And we also share an ingrained expense control culture and a history of strong risk management.

Now moving to our deck. As the first slide says, we believe this transaction is important because it enhances our leadership position in a number of attractive high-growth states and creates the number one retail bank in our Southeastern footprint. We believe SouthTrust’s strengths in commercial, retail and trust combined with Wachovia’s broad product set, sales and service culture and expertise in brokerage, asset management and investment banking will produce a knockout combination. This transaction also extends our reach into new Southeastern markets and it jump starts our entry into the tremendous Texas market. At the same time, it enhances our business mix by increasing the percentage of earnings coming from our retail banking and brokerage businesses to about 75 percent.

This transaction also is financially attractive for both sets of shareholders. It provides us with an internal rate of return of 16 percent and will be accretive to cash earnings per share within two years. We have adhered to our practice of using conservative assumptions. Our EPS assumptions, in fact, assume zero revenue synergies although we are convinced that there will be many. We do include very achievable cost savings assumptions. We believe we can achieve cost savings equal to 36 percent of the SouthTrust expense base or three percent of the total combined company’s expenses. And Bob Kelly will discuss other examples of our conservative approach in a few minutes.

At the same time, this merger will result in the creation of significant incremental excess capital and we plan to use that excess capital for share repurchases. Finally, because this is a largely in-market deal, we see this as a low-risk merger with a conservatively managed partner. SouthTrust is a truly premier franchise with, as Wallace said, 53 consecutive quarters of increased earnings. In fact, at 12 percent EPS growth per annum over the past decade, SouthTrust has been the number one performer in the South of all major banks there. And we feel very confident that the cultures of our two organizations will fit extremely well together.

Now let’s turn to the terms of the transaction. As slide two shows, we’ve agreed to exchange .89 Wachovia shares for each SouthTrust share. Based on our closing stock price on Friday, June 18, this equates to approximately $14.3 billion. As I mentioned earlier, we free up $1.7 billion in excess capital at closing. The dividend rate will be set at the Wachovia rate of 40 cents per share per quarter. And we estimate that we may need to divest less than $1 billion in deposits due to overlapping branch operations, largely in Florida. We anticipate this transaction will close in the fourth quarter of this year pending regulatory and shareholder approval.

And our Board will expand to welcome three additional directors, including Wallace, from SouthTrust. Finally I’d like to point out that just as in the merger of First Union and Wachovia, due diligence was performed by both parties over an extended period of time. Now turning to slide three, I agree with Wallace that SouthTrust is a premier banking franchise, and this slide shows their enviable track record. Over the past ten years SouthTrust has had a 12 percent compound annual growth rate in earnings per share, compounded annual revenue growth of nearly 9 percent and much of this was in difficult times for finding revenue in our industry. Sterling credit quality, in fact it is the best in our peer group with average net charge-offs of 28 basis points over the ten-year period.

In other words, tremendous performance, a tremendously strong balance sheet and as you can see on the right hand side of this slide, they’ve been building solid market share in some high-growth banking states. As slide four shows, this merger enhances our strong combined market share in high-growth states in the southern part of our franchise. In fact, we don’t believe there is anyone who could come close to replicating the franchise we are creating. We’ll have far and away the number one deposit share blanketing the highly attractive Southeastern banking market with bank branches. As slide five shows, this combination also improves our position in the fastest-growing metropolitan areas in our footprint. With one of the fastest organic growth rates and low-cost core deposits among our peer group, Wachovia will now have approximately 90 percent of our combined deposit base in states where we will have either the number one or the number two deposit share. In short, we will have extraordinary customer density in very attractive key markets.

Turning to slide six, we are particularly pleased with the momentum this transaction gives to our Texas strategy where growth prospects are very appealing. This immediately accelerates our profitability timetable and reduces the overall cost of our Texas expansion strategy over the next four years by a cumulative six to seven cents per share. And that’s another benefit that we see in this transaction that we did not include in our pro forma assumptions. Let’s turn to slide seven now. Our General Bank has been a stellar performer over the past few years, and those trends continue. It has had an outstanding 13 percent compound annual earnings growth rate since the first quarter of 2002. If Wachovia and SouthTrust were combined today, the General Bank would account for nearly 60 percent of our earnings. This transaction significantly deepens our bench in terms of our banking sales force and our superior customer service and sales culture are a strong foundation as we continue to execute on our plans to be the premier General Bank in the southern markets and mid-Atlantic markets that we cover.

Again, while we did not include revenue synergies in our earnings per share growth assumptions, slide eight gives a sense of the revenue opportunities we will work to achieve. As we overlay our recognized sales and service model in the SouthTrust branch system, we would expect branch productivity to increase nicely as you have seen happen in the First Union/Wachovia merger. As you can see on the right hand side of this slide, we could expect a $175 million incremental annual revenue lift if we equalize production in the SouthTrust branches to the levels in the Wachovia branches. And one of SouthTrust’s particular strengths is its success in commercial real estate, and we estimate that adoption of SouthTrust processes by Wachovia could lift revenues an additional $30 million annually there. So overall we see just in a few examples, a potential incremental revenue lift of more than $200 million.

As the next slide indicates, and I’m now on slide nine, we see tremendous value in generating a larger contribution from retail and middle market assets, which have higher risk-adjusted returns and less volatility than large corporate loans. This is important because, as you know, in cycle after cycle large corporate loans have driven the charge-offs and resulting earnings volatility experienced by much of the industry. Slide ten focuses on merger integration. Based on experience, we believe the integration required by this merger will be low-risk for a number of reasons.

First, SouthTrust is a very stable, high-quality company. It is a bank with a legacy of delivering market leading performance over the past ten years and really over the past 30 years. With the Wachovia/First Union integration 100 percent complete, we are well-positioned, ready and able to deliver the same smooth, successful merger integration that has become the hallmark of our company. Both companies systems’ environments are clean, and they are compatible.

Combined, we have similar cultures and the same determination to serve our customers well, accelerate growth and create value for shareholders over the long-term. We believe these strengths equate to a relatively low-risk merger, one that we expect will enhance our overall prospects. And now I would like to turn this over to Wachovia’s CFO, Bob Kelly, for a more detailed look at the financials on this transaction.

Wallace Malone - SouthTrust - Chairman & CEO

Let me make one quick comment. As you know, I’ve been in the banking business nearly 50 years. One thing I have always really enjoyed doing is making money for shareholders. Now this man is a first rate executive, and he is going to make the shareholders money. That’s my view.

Ken Thompson - Wachovia - Chairman, CEO, & President

Thank you, Wallace. I appreciate that.

Wallace Malone - SouthTrust - Chairman & CEO

And he didn’t ask me to say that either.

Ken Thompson - Wachovia - Chairman, CEO, & President

We’ll turn it over to Bob now to look at the financials.

Bob Kelly - Wachovia - CFO & Senior EVP

Thanks, Ken and Wallace. Well as both the gentlemen said, this is a high-growth geography company, high-growth performance company, excellent credit quality, largely in-market deal, very good expense synergies, good revenue synergies that are not in the deal but we’ll get, certainly reduces our startup costs in Texas and provides lots of excess capital and provides low-risk integration. So, let’s kind of go into the facts on slide 11 starting off. And the exchange ratio is 0.89, which is equivalent to a 22 percent premium over the past week. We provided you some EPS assumptions for growth, just for the purposes — indicative purposes for accretion dilution and then for the internal rate of return calculation. So we simply used First Call for 2005, and then we used First Call long-term estimates, 10 percent for Wachovia and 11 percent for SouthTrust. The integration period is 15 months after closing, so in other words, end of ‘05 and beginning of ‘06.

The expense efficiencies, we’ll go into a more detail in a few minutes, but 255 after tax or 414 pretax. Onetime costs are 431 million after-tax and we will talk about that in a little bit more. The revenue enhancements of course are zero in the transaction. Ken talked about some of the upside. In fact, we feel that our assumptions are generally conservative in nature. Not only are there no revenue synergies, but we feel we are conservative on the one-times. As we will point out a bit later, Wachovia came in well under budget on the First Union/Wachovia merger, and we expect will be under budget on the Prudential one-times, as well.

In terms of other assumptions, we used a 4.5 percent funding rate for the replacement of equity on stock buybacks with debt. We didn’t put in any revenue equalization for the deposit rates between the two companies. We also used our existing multiple for the terminal multiple of the IRR calculation, which of course our terminal multiple is — our multiple is somewhat low compared to our peers recently. And our branch consolidations are likely conservative, as well, as we will get into in a little bit. We definitely expect the deposit divestitures to be less than one billion although we think we will get a very good price for those. Our targeted capital ratios essentially remain unchanged. Our leverage ratio at 6 percent as we have been indicating in our various conference calls in the past.

And we do have incremental capital that would be available for buying back after consummation. And why don’t we go directly to that now, which is on the next slide and entitled, significant additional excess capital available for purchases for repurchases. The amount is $1.7 billion while still maintaining our target leverage ratio of 6 percent. By far the largest portion of that would come from SouthTrust’s very strong tangible capital to tangible equity capital ratio. And of course in a company as large as ours on a combined basis with fairly low-risk and of course great products as well as geographic diversity, we can free up about $1.2 billion in capital.

In other words, just moving from SouthTrust 7.2 percent tangible equity ratio to our 4.7 or 4.8 percent ratio. Another thing we’re doing is, as you know, we’ve been adding a lot of securities due to the FDIC insured deposit account as those deposits came onto our balance sheet. And what we’re going to do is we plan to substitute about $13 billion worth of very low yielding securities with SouthTrust loans to improve our margin and to free up capital. The impact of that will be about $600 billion. And then we always set aside some capital for other acquisitions, and we also have some onetimes. So if you offset those last two items, it nets us about $1.7. Let’s go onto to page 13 which is the pro forma earnings. Again this is using First Call for both cash earnings and operating earnings. And what we did was, we just assumed the growth rates inherent in those, and if you go down to the tab lines, the indented lines, you can see the expense synergies. The impact of that on an after-tax base growing over 2005, 2006 and 2007. Of course it is hard (indiscernible) $255 because we are assuming probably about a four percent growth rate in base expenses, so it tops out at about $288 million.

There is a small amount of amortization of the accretion dilution of the purchase accounting adjustments, and as you can see it is modest. It’s negative in the first couple of years. It becomes slightly positive in the third year and that’s just the timing of the amortization of deposits versus loans. Then we also have a line for the divested income and the net funding impact of buybacks. So for the purposes of this line we assumed that if — we’ve made an assumption about what we think interest rates will be at closing, and we made some assumption that we had picked up some yield on the investment securities of SouthTrust.

We have various small things that are going through that account otherwise, including of course our divestitures and our stock repurchases. So you can see the impact of that isn’t very large. And that takes us to combined cash earnings expected in 2005 of $6 billion 665 million, and you can see that growing. And of course we have existing DBI and other intangible amortization, which we have disclosed in the past. We also have new deposit based intangible amortization then. Essentially we are assuming a three percent amortization on about $28.8 billion worth of deposits. That works out to about $900 million, and we’ve used a ten-year sum-of- years- digits methodology and you can see how that is $95 million in year 2005, and then of course because of sum of the year’s digit, it slowly declines.

And last but not least of course, you notice the onetime transaction expenses which 60 percent will be in ‘05, and we think 30 percent will be in ‘06, so you take these to your combined GAAP earnings. So following from that, if you go onto the next line which is slide 14, you can see the impact of that on EPS and in terms of IRR. So the first two lines are the combined cash earnings and operating earnings. That just came forward from the previous page. You can see in the following line, the fully diluted shares when also taking into account number of shares issued for the transaction, as well as stock buybacks that would be going on as well, to take us to combined cash earnings in ‘05 of 4.30 versus a consensus of 4.41.

So in other words, on a — from a new Wachovia perspective it would be dilutive 11 cents in ‘05. It would be as costs come out it would be slightly accretive in ‘06, one cent accretive, in line with previous acquisition guidance we’ve given you in the past. And of course, 7 cents in ‘07. Naturally, of course we haven’t included any revenue synergies. In terms of operating, you can see in ‘05 it would be 15 cents dilutive, 4 cents in ‘06 and then 2 cents accretive in ‘07. I’m not going to go through the IRR calculation, but as you can see as the last bullet point down below, the IRR is 16 percent and these included the full calculation on page 24. And as you walk through that, we would be happy to do that at some other point.

I think you’ll find that those calculations are fairly straightforward as well, and pretty easy to replicate. Now let’s move on to the expense synergies on page 15, $255 million after-tax or $414 pretax. That represents 36 percent of SouthTrust expenses or three percent of combined. We are assuming at this point 130 to 150 branch consolidations because there are a lot of branch overlap, in fact very similar to the Wachovia/First Union transaction. We’re also assuming about 4,300 planned position reductions over that time. You can see the breakout by category and by far the largest individual expense would be on the personnel side, occupancy and equipment being the next category.

The other category would be a mishmash of things. One of the things that we should bear in mind is that on the legacy Wachovia/First Union transaction we achieved over $125 million with the phase-in just by taking legacy Wachovia’s purchasing to the legacy First Union spend and contract level. And last but not least on this slide, you’ll note that we expect to realize a little bit of those expense saves right up front in 2004, in the fourth quarter. And then on average 60 percent in ‘05 and then you will see a full run rate in 2006. Now we feel that the expense efficiencies are quite comparable with the Wachovia and the First Union transaction, in that the branch overlap is quite similar and the expense efficiencies are quite similar, as well. So if you looked at the bar chart on page 16, if you go over to the left-hand side, you can see in Wachovia/First Union there were 191 branches closed as a result of the merger, and in Wachovia/SouthTrust we’re estimating somewhere between 130 and 150, and we feel that it is conservative.

So those are the ones that we’re confident of. The way to put it in perspective is, I think in terms of the Wachovia/First Union transaction there were 195 branches within a half a mile. In the case of Wachovia and SouthTrust there are actually 200 within half a mile and if one goes to a further radius and says — and looked at Wachovia/First Union you’ll note that there are 325 branches versus 281 branches. So again that may help you get comfortable with the branch consolidations numbers. And then when one goes to the right hand side of the page and looked at the expense of synergies we promise $890 million up front. Of course we achieved a little more than that, over $900 million. But we assumed 38 percent on that transaction and our 414 is comparable in light of 36 percent.

One time and merger-related costs, it’s probably worth spending a few minutes there, on page 17. We expect total onetime cash costs, real money that’s got to be spent, it’s about $431 after-tax or 700 pretax and that is about 1.7 times our savings, which is in line with other transactions. Firstly, to look at the First Call in the P&L column, that is so that the one-time costs that relate to Wachovia integration costs, and the second column would be the exit PAA costs that go through goodwill that are SouthTrust direct costs as a result of the merger, and that adds up to the $431 million.

You can get a sense in following the bullet points afterwards in terms of the timing of those, in terms of when they go through P&L and when they go through goodwill in the case of the exit PAAs. And last but not least, we also expect some fair market value adjustments. In the end we won’t really know what those fair market value adjustments will be for a while until the consummation because it will depend upon interest rates and further due diligence and study. But at this point, we’re estimating it will be about $231 million after-tax, and that is just the mark to market on SouthTrust’s financial assets and liabilities and equipment, and we will have a much better sense of that in months to come.

Page 18 is something that you may not have seen before, in fact I suspect you probably haven’t, and that is how did we do on our last deal in terms of integration versus what we actually promised you and how did we do in terms of earnings versus what we actually promised up front, and we have three bar charts here. The first one talks to the Wachovia and the First Union integration as presented as what we were hoping to achieve back in our investor presentation back in April of 2001.

So when we announced that transaction back in 2001, that merger, our estimates were that in 2003 we would have earnings per share of $3.67 a share. We actually achieved in 2003 $3.60 a share. We are incredibly proud of that given the fact that we closed that transaction ten days before 9/11, and we also went through a recession of course in 2001 and 2002. So we’re within 2 percent of what we actually promised. In terms of 2004 we said in the original deck, that we were going to our $4.11 a share, and of course just using the First Call estimates we will be on a cash basis at 4.10.

On the lower left, we indicated 7,000 position reductions and that is what we achieved. And in terms of one times, when we announced the transaction we said $1.515 billion. And as you can see, we are now estimating, we’re almost at the end now with just a few little things left to cleanup, but our expectation is we’ll come in at $1.315 billion. So before I hand it back to Ken I would just mention to you that in our appendix, we’ve provided you with a lot of detailed information on pro forma Q4 earnings and EPS. We went through the balance sheet in a lot of detail and we provided a lot of adjustments. We went through the IRR calculations, the integration timelines, and of course we’re going to report on those things on an ongoing basis. At this point, I hand it back to Ken.

Ken Thompson - Wachovia - Chairman, CEO, & President

Thank you Bob. In closing, I would like to reiterate that we believe that both strategically and financially this merger makes a great deal of sense. It is a low-risk, largely in-market merger that will be beneficial for both sets of shareholders. We’ll have the best franchise in some of the highest growth markets in the United States and our combined management team will be significantly strengthened by this merger. I should note that we will be intensely focused on our business and this merger integration for some period of time. We intend to make sure this is done well for our shareholders, our customers, our communities and the employees of both companies. And with that, Wallace and I would welcome your questions.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS). Jon Balkind with Fox-Pitt, Kelton.

Jon Balkind - Fox-Pitt, Kelton - Analyst

Quick question on the retail opportunity you outlined that SouthTrust’s consumer loan generation and I guess small-business capability, are a little bit lower than Wachovia’s. I’m just wondering, how much incremental investment in product, training and people need to take place in the SouthTrust branch system in order to be able to ramp up to what you think they should do relative to Wachovia?

Ken Thompson - Wachovia - Chairman, CEO, & President

I think that just like the Wachovia/First Union merger we will achieve equalization in production and in investments and consumer loan productions and that sort of thing. But you’re right, it does take time. You do have to go through training, and we will arrive at equalization probably two and a half, three years out just as we are doing in the Wachovia/First Union merger. But Wallace and Tom Coley told me during our negotiations that SouthTrust is going through a total training in products and services throughout their branch system right now and we simply will have to get the products commonized, then the training will be done very quickly.

Jon Balkind - Fox-Pitt, Kelton - Analyst

Is there a major difference in the staffing levels in the branches?

Ken Thompson - Wachovia - Chairman, CEO, & President

No, they are very similar.

Jon Balkind - Fox-Pitt, Kelton - Analyst

Thanks, Ken.

Wallace Malone - SouthTrust - Chairman & CEO

Let me give you a quick comment. One thing you have to remember about branches, it’s pretty close the highest turnover unit in a bank. So the turnover in branches is going to produce a pretty quick change in the course toward consumer loans and whatnot. It is just part of the way the system is.

Jon Balkind - Fox-Pitt, Kelton - Analyst

Thanks, Wallace.

Bob Kelly - Wachovia - CFO & Senior EVP

We included training costs and things like that in the onetimes, as well.

Jon Balkind - Fox-Pitt, Kelton - Analyst

Great.

Operator

Betsy Graseck.

Betsy Graseck - Morgan Stanley - Analyst

Betsy Graseck, Morgan Stanley. I just have a question, on page 12 you went through the capital, excess capital that you have available for repurchases. Could you just go through your thought process on how you’re approaching repurchases. What kind of targets do you need to see in order to ramp that up and over what kind of timeframe you’re looking to have a faster repurchase schedule.

Bob Kelly - Wachovia - CFO & Senior EVP

Maybe I’ll start that out. Firstly, of course, you think in terms of our charge-off ratio in the first quarter we are at 13 basis points, but we are very low-risk company. And in fact when one thinks about the guidance we have been providing on whether it be Tier 1 capital or leverage ratio or the tangible capital, it’s really unchanged. So we’ve been saying all along, six percent leverage ratio given our risk parameters, and the structure of our balance sheet. And our tangible equity ratio is 4.7, 4.8 type range. So it is essentially very little change from where we have today.

We are expecting material stock buybacks over the next couple of quarters. Of course those are subject to various regulatory rules and laws that we have in place and 10b-18 volume restrictions. They will be even more restrictive during a transaction up to the time that we actually mail the proxy. And of course we will be out of the market for a while, and after consummation though, we would anticipate we will have quite a bit more buyback activity after that. So most of the activity I would expect will be subsequent to consummation and we will provide you with more detail on that later on.

Betsy Graseck - Morgan Stanley - Analyst

Okay, and just a follow-up to a separate topic, can you just let us know who is running the integration efforts?

Ken Thompson - Wachovia - Chairman, CEO, & President

It will be jointly led by Frank Schmidt from SouthTrust and David Carroll from Wachovia.

Operator

Frank Barkosy

Frank Barkosy - Keefe Managers) - Analyst

FrankBarkosy, Keefe Managers. Congratulations. Quick question regarding the divestitures. You are suggesting 130 to 150, or closures if you will. What percent approximately might that be in Florida, and is that primarily overlaps, and will you consider closures in markets that perhaps are not as exciting as some of the other markets that you are in?

Ken Thompson - Wachovia - Chairman, CEO, & President

Let me start with that and Wallace and others may add on, but clearly the overlap is greatest in this transaction in Florida and Georgia. And so I think you could expect that of the 130 to 150 closures, the majority will be in those two states. And I think as always, we will look at our franchise carefully and we will look at branches that are low profit or low growth, and we will consider those on a one-by-one case.

Wallace Malone - SouthTrust - Chairman & CEO

In the banking in the branch business, you’re always looking to try to close two and open one, and once in a while if we’re lucky, we will close three and open one. So we are doing this all the time to get rid of overlap and to be as efficient as we can and operate as few offices for maximum efficiency. That’s on ongoing item in banking.

Ken Thompson - Wachovia - Chairman, CEO, & President

Frank, I would tell you that SouthTrust does that better than anybody in the industry, and we are looking forward to learning from them as we look at a much larger branch system.

FrankBarkosy Keefe Managers - Analyst

Thanks again, Wallace.

Operator

Mike Mayo.

Michael Mayo - Prudential Equity Group - Analyst

It’s Mike Mayo, Prudential Equity Group. Where does this leave your current acquisition strategy? Are you on the sidelines for three or six months or for a year? It certainly jump-starts you guys in Texas, but your market share there still isn’t like the rest of your markets.

Ken Thompson - Wachovia - Chairman, CEO, & President

I would say, Mike, that we are going to be intensely focused on merger integration for the next 15 to 18 months. We’re going to get that right, that’s our promise to you. And any acquisitions that we would do in that period would be small acquisitions.

Michael Mayo - Prudential Equity Group - Analyst

One follow-up for Wallace. Obviously, you’re a leader in the industry. Why sell at all and that is a industry-related question?

Wallace Malone - SouthTrust - Chairman & CEO

Well, this whole industry is clearly consolidating. There’s not any doubt about that. And I have to always ask myself, am I doing the best thing to shareholders long-term, and I asked myself two months ago, two years ago, five years ago. And when I look at the deal with Wachovia and I try to extrapolate our earnings on a stand-alone basis, and I look back at what I think they can do for us and our shareholders, the numbers are pretty doggone clear. The SouthTrust shareholders just absolutely better even when I looked out 3, 5 and 10 years, and I did all this stuff. You can be sure I did it. And it was very clear with their support and the things they can do and their capital and their leverage, our shareholders are going to be better off 3, 5, 10 years from now. The numbers are clear.

Ken Thompson - Wachovia - Chairman, CEO, & President

Mike, our shareholders are going to be better off, too.

Michael Mayo - Prudential Equity Group - Analyst

All right. Thank you.

Operator

Kevin Fitzsimmons.

Kevin Fitzsimmons - Sandler O’Neill - Analyst

Kevin Fitzsimmons with Sandler O’Neill. Two quick questions, first for Ken. Ken, obviously this accelerates the effort into Texas as you all have mentioned. How does it change, though; does it actually put off planned branch openings, push it out a few years, or do you have planned openings that are in motion over the next several months that are still going to happen, just if you can give us some color on that?

Ken Thompson - Wachovia - Chairman, CEO, & President

One of the things I’m most excited about here is Texas. And not only does SouthTrust have 60 to 70 branches in Texas now, but Wallace and his team have something like 20 to 30 branch locations already acquired. So those will go immediately into the hopper for branch openings, and our intention is to continue to spend in Texas and continue to accelerate the openings out there. We think that’s a hugely attractive market, and I couldn’t be more excited about the fact that we are a couple years ahead of the schedule that we had laid out on day one.

Wallace Malone - SouthTrust - Chairman & CEO

Let me add to that a second. I guess 60 offices out there. And as Ken aptly said, we have already acquired I guess 30 or more just for the future, and in our game plan we would be opening about 25 just ourselves. When you throw Wachovia into the equation, buddy, you double or triple that number, and we will ramp up branch location acquisitions. And, of course, do it in a proper manner, you understand, and do it correctly and all that. It will be done right, but it’s going to ramp things up because you’ve got 15, 16 million people in that triangle, that of Houston, San Antonio and Austin. So we’ve got a great base out there, and with their capital and their know-how, that thing is going to do well. You can about put that one down.

Kevin Fitzsimmons - Sandler O’Neill - Analyst

Wallace, a quick follow-up for you. Over the past year, year and a half, as the subject has often come up about your retirement or what the next was for the bank, you’ve always responded that there was a plan and you knew it and the Board knew it. And so I guess what I would want to ask today is, was this the plan or was there another plan that didn’t happen?

Wallace Malone - SouthTrust - Chairman & CEO

No, that’s a good question. No, there was another plan. Less than 60 days ago, we were independent — yes, 60 days ago, I guess maybe. Yes, we were independent and we had a plan laid out, A, B, C, D, E, exactly when my retirement was, management succession, every bit of it. Then we got off into this thing in trying to do a first-rate job of making certain that this company was not making a mistake by not seriously taking a look at whether the company ought to merge.

When we got to talking with Ken and all, laid the numbers out, just like I said a few minutes ago, the numbers are very clear. You don’t even have to be a high school graduate to read those numbers. When you look out, it’s just a fact of what great leverage in a high growth rate population area can do for you, where you’ve great demographics and you’ve got great economics and you put some power behind it, you can do some business. And that is what this thing is all about.

Kevin Fitzsimmons - Sandler O’Neill - Analyst

Great. Thank you, and congratulations.

Operator

Jefferson Harralson.

Jefferson Harralson - KBW - Analyst

Jefferson Harralson, KBW. Maybe I’ll ask one of my questions, but I’ll go to my number two is, from a Wachovia perspective what can you do to make sure you retain the important people of SouthTrust? You have a much bigger bank buying a smaller bank; they’re going to be changing some operating strategies. What can you put in place to make sure that the strengths of SouthTrust are integrated into Wachovia?

Ken Thompson - Wachovia - Chairman, CEO, & President

That’s a wonderful question, and it’s something that we’ve spent a lot of time on already. I can tell you that we have already talked with a number of key people at SouthTrust, and in a week or so we will be ready to announce positions. But this deal works if the SouthTrust management team stays at Wachovia, and I think that’s going to happen. I’m very confident of that, and many, many discussions and plans have already been made, but we are just not ready yet for about a week to make that public.

Operator

Jeff Davis.

Jeff Davis - FTN - Analyst

Jeff Davis, FTN. Wallace, a question for you following up on Mike’s question. Was part of the decision to sell now, is there any concern on your part that the commercial lending environment is not going to come back as strongly as we saw in the late ‘90s (indiscernible) SouthTrust earnings?

Wallace Malone - SouthTrust - Chairman & CEO

Listen, you’ve got to remember — and you know me a long time — I don’t worry about that kind of stuff. When you’re in the South where there is no region in this country period that has the kind of economic growth and the kind of demographic growth that we have, even if I believed that there was a slowdown in it, we can swim against the current. You’ve got so much growth going on down here from Texas to Virginia, I guess Philadelphia, whatever, all the way to Connecticut, but you have got lots of growth. And there is a lot of expanding business, and that doesn’t get into, you know — because we all say (indiscernible) take it away from somebody else.

No, I am optimistic about the lending business, and I don’t want to talk too much, but let me just say this in general. You’ve got to understand, the United States is a credit culture. This country was built off credit. You wouldn’t be here today if we had the credit culture of, let’s say, Great Britain or Germany or France. This is a credit culture, and if this country is going to grow like it wants to all over, it’s going to borrow money, put it down. There is going to be credit or you’re not going to have growth, and we’re going to have growth. I am very optimistic about this. The President’s committed to it, Greenspan, of course, is committed to it, and we all are. I’m very optimistic about it. It’s going to do fine.

Jeff Davis - FTN - Analyst

Very good, thank you.

Operator

Jason Goldberg.

Jason Goldberg - Lehman Brothers - Analyst

Jason Goldberg, Lehman Brothers. Good morning. I just point to one of the footnotes, I guess when you lay out the pro forma 4Q ‘04 EPS, you have two months of the transaction. Does that mean you are anticipating October 31 close?

Ken Thompson - Wachovia - Chairman, CEO, & President

I think we are anticipating November 1, but we would love to get it done by October 1. We just don’t know yet.

Jason Goldberg - Lehman Brothers - Analyst

Okay, and then SouthTrust is in the credit card business and Wachovia has a relationship with another participant. How do you foresee that playing out?

Wallace Malone - SouthTrust - Chairman & CEO

That’s playing right along. And I guess, Jason, I guess you are going to call my hand and make me fess up, but we have already entered into a transaction to sell our credit card before we ever close any deal with Wachovia. We had already made a transaction, and we probably will announce that tomorrow. One of the problems is that our employees don’t yet know that, so it will probably be tomorrow when we actually announce it. You were so direct in your question, I couldn’t think fast enough of how to duck it, so I just went ahead and told you.

Ken Thompson - Wachovia - Chairman, CEO, & President

Jason, I think — I don’t know if Wallace said this or not, but their deal is with MBNA and, of course, that was who our deal was with as well.

Wallace Malone - SouthTrust - Chairman & CEO

So that works out, too. That’s happenstance; that’s pure happenstance.

Jason Goldberg - Lehman Brothers - Analyst

Great. Thank you.

Operator

Gary Tenner.

Gary Tenner - SunTrust Robinson Humphrey - Analyst

Gary Tenner, SunTrust Robinson Humphrey. A question on cost saves. You noted about 10 percent of the pretax cost saves in ‘04. Should we assume that those are purchase accounting adjustments and not anything going through the P&L?

Bob Kelly - Wachovia - CFO & Senior EVP

You should assume that 50 percent of the 414 on average will be achieved throughout 2005, so no purchase accounting adjustments per se except that there will probably be a little bit of that up front in the fourth quarter of this year, just in terms of lower depreciation and occupancy. There would be a little bit of that going on because there would be some aspect of that through the mark-to-market process. But most of these things, of course, are real dollars. And even though it shows that it adds 50 percent, of course, what’s really going on, of course, is most of the integration will be done by the end of ‘05, and just a few cleanup things in ‘06, so you get the full run rate in ‘06.

Gary Tenner - SunTrust Robinson Humphrey - Analyst

Okay, thank you.

Operator

John Pandtle.

John Pandtle - Raymond James - Analyst

John Pandtle with Raymond James. Two questions. First, was this thrown open to a competitive bidding process, or was it more of a directly negotiated transaction? And also if you could break down the percentage of divestitures and closings, kind of the split between Florida and Atlanta, and I assume Atlanta would be mostly — or yes, Georgia, and it would be mostly Atlanta. Thank you.

Wallace Malone - SouthTrust - Chairman & CEO

Let me answer that for you. Number one, it was not a competitive bid. Number two, it was negotiated. On your branch situation, sure, Florida and Georgia are clearly where the major overlaps are. But you go down that line when it’s time, analyzing every one of these things, who has the best position and which one can you close. You’ve got problems, for instance, like okay, you got two branches down the street, but neither one of them are big enough to consolidate into the other and handle the traffic. So you see, there’s a lot of this stuff we’ve got to march through to figure out what to close, what to consolidate, where are we going to consolidate, but it’s going to happen. It will be done in a highly-efficient manner that produces the best results.

John Pandtle - Raymond James - Analyst

But you’re not ready to give us any specific guidance?

Ken Thompson - Wachovia - Chairman, CEO, & President

You know what, because that works starts tomorrow. We will have a joint team of SouthTrust/Wachovia people and they will go to work on that, and fairly soon we will be able to tell you, but we can’t tell you yet.

John Pandtle - Raymond James - Analyst

Very good, thank you.

Wallace Malone - SouthTrust - Chairman & CEO

We just gave you some general observations with all of the specifics. It just takes time to go through this stuff.

Bob Kelly - Wachovia - CFO & Senior EVP

We have a 65-person integration team that’s already been identified, and they’re off and running.

John Pandtle - Raymond James - Analyst

Thank you.

Ken Thompson - Wachovia - Chairman, CEO, & President

We want to thank you all for joining us today. We are terribly excited about this transaction. We think it’s going to be great for the shareholders from both companies, and we are ready to get started. And it’s going to be done in a quality way, we promise you that. Wallace, any last comments?

Wallace Malone - SouthTrust - Chairman & CEO

Thank you for your attendance. As I often say, onward and upward; let’s go.

Ken Thompson - Wachovia - Chairman, CEO, & President

Thank you all very much.

Operator

Thank you for participating in the Wachovia Corporation conference call. You may now disconnect.